UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-19998

                          NOTIFICATION OF LATE FILING

(Check one) _Form 10-K  _Form 20-F  _Form 11-K  [X] Form 10-Q _Form N-SAR

For the Period Ended: March 31, 1998

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: Restor Industries, Inc.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road., Suite 2240
(City, State and Zip Code):   Atlanta, GA  30326

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The reasons described in reasonable detail in Part  III  of  this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    |(b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[x] |     filed on or before the fifteenth calendar day following the prescribed
    | due date; or the subject quarterly report of transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-Q for March 31, 1998 could not be filed within the Commission's prescribed time period without unreasonable effort or expense due to the significant time and efforts required of management related to the negotiation and execution of definitive agreements to acquire Cherry Communications, Inc.(d/b/a Resurgens Communications Group, Inc.)and Cherry Communications U.K. Limited.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Gergel              (404)            231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     X Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's March 31, 1998 financial results were significantly changed over the comparable period in 1997. Please refer to the Company's April 30, 1998 press release attached hereto that discusses the improvement in results and discloses selected financial data.

                                     SUMMARY:  WORLD ACCESS, INC. REPORTS
                                               RECORD FIRST QUARTER SALES

                                     CONTACT:  Steven A. Odom  Chairman & CEO
                                               Hensley E. West President  & COO
                                               Mark A. Gergel  Exec. VP  & CFO
                                               (404) 231-2025


FOR IMMEDIATE RELEASE

Atlanta, Georgia - April 30, 1998 - WORLD ACCESS, INC. (NASDAQ: WAXS) announced today that its first quarter 1998 sales were $35,731,045, an approximately $15.5 million or 76.4% increase over the $20,251,424 in sales during the comparable 1997 period.

For the three months ended March 31, 1998, the Company realized pre-tax income before special charges and minority interest of $9,737,248, an approximately $5.7 million or 142% increase over first quarter 1997 pre-tax income of $4,018,468. Net income before special charges was approximately $5.2 million, or $.25 per diluted share, versus $.15 per diluted share for the first three months of 1997. Net loss after the special charges of $56.6 million was $48,801,403 or ($2.52) per share.

Special charges included $50.0 million for in-process research and development related to the first quarter 1998 acquisitions of a 67.3% interest in NACT Telecommunications, Inc. ("NACT"), a provider of advanced telecommunications switching platforms with integrated applications software, and Advanced Techcom, Inc., a manufacturer of digital microwave radio systems. Purchased in-process research and development, which consists of the value of NACT and ATI products in the development stage that are not considered to have reached technological feasibility, were expensed in accordance with applicable accounting rules. The Company expects to record an additional in-process research and development charge of approximately $22.0 million in the second or third quarter of 1998 in connection with the acquisition of the remaining 32.7% of NACT.

Special charges in the first quarter of 1998 also included $6.6 million for costs related to the consolidation and integration of several operations and the de-emphasis of the Company's contract manufacturing business. The Company's AIT and circuit board repair operations have been consolidated into a new facility in Orlando, Florida; manufacturing operations have moved from Orlando to a new, state-of-the-art facility in Alpharetta, Georgia; and Westec's Scottsdale, Arizona operations are being integrated into ATI's facility in Wilmington, Massachusetts. The special charges include provisions for severance benefits, lease terminations, obsolete and redundant inventories, idle equipment and other phase-down expenses related to the consolidation and integration programs.

Steven A. Odom, Chairman and Chief Executive Officer, said "We are extremely pleased to report record quarterly sales and gross profit for the Company during the first quarter of 1998. With the NACT and ATI acquisitions, World Access has significantly broadened its offering of switching, transport and access products. We believe the Company is now extremely well positioned financially and operationally to engineer, install and support "turnkey" telecommunications networks and pursue the significant growth opportunities we feel are present in today's global telecommunications markets."

World Access, Inc. develops, manufactures and markets wireline and wireless switching, transport and access products for the global telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, billing and network telemanagement systems, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, microwave and millimeterwave radio systems and other telecommunications network products. To support and complement its product sales, the Company also provides its customers with a broad range of design, engineering, manufacturing, testing, installation, repair and other value-added services.

                                 (TABLES FOLLOW)

Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties which are described in the Company's SEC reports, including the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, and the Company's Registration Statement on Form S-3 (No. 333-43497).


                                       ###

World Access, Inc. and Subsidiaries

Consolidated Balance Sheet Data

                                                 March 31          December 31
                                                   1998               1997
                                             -------------        -------------
                                               (Unaudited)
ASSETS
Current Assets
  Cash and equivalents                       $  63,278,252        $ 118,065,045
  Marketable securities                          3,500,000               ---
  Accounts receivable                           39,708,071           20,263,971
  Notes receivable                               6,908,270            2,050,000
  Inventories                                   27,834,209           22,426,918
  Other current assets                           7,495,047            8,873,723
                                             -------------        -------------
    Total Current Assets                       148,723,849          171,679,657
Property and equipment                          13,940,900            5,704,585
Investment in affiliate                             ---               5,002,000
Goodwill                                        72,051,856           31,660,201
Other assets                                    12,165,155           11,236,298
                                             -------------        -------------
    Total  Assets                            $ 246,881,760        $ 225,282,741
                                             =============        =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt                            $   1,883,877        $      81,739
  Accounts payable                              13,892,293            9,339,588
  Accrued payroll and benefits                   2,338,117            2,589,461
  Purchase price payable                            ---               3,700,000
  Other accrued liabilities                     13,571,480            2,219,237
                                             -------------        -------------
    Total Current Liabilities                   31,685,767           17,930,025
Long-term debt                                 115,233,497          115,263,984
Noncurrent liabilities                           1,686,026              333,802
Minority interests                              11,593,650               ---
                                             -------------        -------------
    Total Liabilities                          160,198,940          133,527,811
                                             -------------        -------------
Stockholders' equity                            86,682,820           91,754,930
                                             -------------        -------------
    Total Liabilities and
      Stockholders' Equity                   $ 246,881,760        $ 225,282,741
                                             =============        =============

                                      ###






World Access, Inc. and Subsidiaries

Summary Consolidated Financial Data


                                                 Quarter Ended March 31
                                             -----------------------------
                                                 1998             1997
                                             ------------     ------------
                                                      (Unaudited)
Sales of products                            $ 28,228,956     $ 15,470,050
Service revenues                                7,502,089        4,781,374
                                             ------------     ------------
        Total Sales                            35,731,045       20,251,424

Cost of products sold                          15,442,449        9,969,627
Special charges                                 3,360,000
Cost of services                                5,397,684        4,083,481
                                             ------------     ------------
        Total Cost of Sales                    24,200,133       14,053,108
                                             ------------     ------------
        Gross Profit                           11,530,912        6,198,316

Engineering and development                       788,184          316,410
 Selling, general and administrative            3,255,854        1,917,563
Amortization of goodwill                          863,997          284,131
In-process research and development            50,000,000           ---
Special charges                                 3,240,000           ---
                                             ------------     ------------
        Operating Income (Loss)               (46,617,123)       3,680,212

Interest and other income                       1,269,284          367,186
Interest expense                               (1,514,913)         (28,930)
                                             ------------     ------------
        Income (Loss) Before Income
          Taxes and Minority Interests        (46,862,752)       4,018,468

Income taxes                                    1,255,000        1,406,000
                                             ------------     ------------
        Income (Loss) Before
          Minority Interests                  (48,117,752)       2,612,468

Minority interests in earnings
  of subsidiary                                   683,651           ---
                                             ------------     ------------
        Net Income (Loss)                    $(48,801,403)    $  2,612,468
                                             ============     ============

Net Income (Loss) Per Common Share:
        Basic                                $      (2.52)    $        .16
                                             ============     ============
        Diluted                              $      (2.52)    $        .15
                                             ============     ============

Weighted Average Shares Outstanding:
        Basic                                  19,342,627       16,399,548
                                             ============     ============
        Diluted                                19,342,627       17,320,714
                                             ============     ============




World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 1998             By: /s/ Martin D. Kidder
                                   -------------------------
                                     Martin D. Kidder
                                     Vice President and
                                     Controller